U.S. Securities and Exchange Commission ING Groep N.V.
100 F Street, N.E. Bijlmerdreef 106
Washington, D.C.

20549
1102 CT Amsterdam
The Netherlands

Amsterdam, March 12, 2021

Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran
Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction

and Syria Human Rights Act of 2012 and
Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ING Groep N.V.

has made disclosure pursuant to such provisions in its Annual Report on
Form 20-F for the fiscal

year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 12, 2020.

Kind regards,

/s/ S.J.A. van Rijswijk

Steven van Rijswijk

CEO ING Groep N.V.

/s/ R.P.J.

Graat

Rein Graat

CCO ING Groep N.V.